Exhibit 99.3

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.  Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

IMPERIAL TOBACCO GROUP PLC

2.  Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X   )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : (    )

3.  Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (Group)

Legal & General Investment Management Limited (LGIM)

4.  Full name of shareholder(s) (if different from 3.) :

Legal & General Assurance (Pensions Management) Limited  (PMC)

Legal & General Group Plc (L&G)

5.  Date of the transaction (and date on which the threshold is crossed or reached if different):

19/04/2007

6.  Date on which issuer notified:

20/04/2007

7.  Threshold(s) that is/are crossed or reached:

Above 5% (Group)

Above 5% (LGIM)

8.  Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
if possible using the ISIN CODE	Number of shares	Number of voting Rights
Ord 10p	Below 5%	Below 5%

Resulting situation after the triggering transaction

Class/type of shares if	Number of shares	Number of voting rights		% of voting rights
possible using the ISIN CODE	Direct	Direct	Indirect	Direct	Indirect
Ord 10p	31,399,681	31,399,681	2,636,998	4.634	0.389

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,036,679	5.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Legal & General Group Plc (Direct and Indirect) (Group) (34,036,679 – 5.02% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (34,036,679 – 5.02% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (34,036,679 – 5.02% = Total Position)

Legal & General Group Plc (Direct) (L&G) (31,399,681 – 4.63% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (21,867,031 – 3.22% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (21,867,031 – 3.22% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 677,483,921

14. Contact name:

Helen Lewis

15. Contact telephone number:

020 7528 6742